================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 2)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                    COHR INC.
                            (Name of Subject Company)



                                    COHR INC.
                      (Name of Person(s) Filing Statement)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)


                                    192567105
                      (CUSIP Number of Class of Securities)


                                 RAYMOND E. LIST
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              21540 PLUMMER STREET
                              CHATSWORTH, CA 91311
                                 (818) 773-2647

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH A COPY TO:

                                ROBERT B. KNAUSS
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                                   35TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071-1560
                                 (213) 683-9100



================================================================================

         This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9) of COHR Inc., a Delaware corporation (the "Company"), relating to the Revised Offer (as defined below) made by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), which is currently owned by Three Cities Fund II, L.P. and Three Cities Offshore II, C.V., disclosed in its Tender Offer Statement on Schedule 14D-1 (as may be amended or supplemented from time to time, the "Schedule 14D-1") to purchase all the outstanding Shares of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase (as may be amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the terms and conditions of which, together with any amendments or supplements thereto, collectively constitute the "Revised Offer"). The purpose of this Amendment No. 2 is to describe the changes in the Revised Offer from the Purchaser's initial tender offer described in the Offer to Purchase dated January 4, 1999, including the increase in the tender offer price per Share being offered by the Purchaser to $6.50 net cash per Share, and to amend and supplement Items 2, 3(b), 4, 5, 8, and 9 of the Schedule 14D-9, as set forth below. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER

         Item 2 is hereby amended and restated in its entirety as follows:

         This Schedule 14D-9 relates to the Revised Offer made by the Purchaser, disclosed in the Schedule 14D-1 to purchase all the outstanding Shares at a price of $6.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Supplement, dated February 5, 1999 (the "Supplement"), to the Offer to Purchase, dated January 4, 1999, is filed as Exhibit (a)(8) hereto, and the Letter of Transmittal (as amended) is filed as Exhibit (a)(9) hereto.

         The Revised Offer is being made pursuant to an Amended and Restated Plan and Agreement of Merger dated as of February 4, 1999, between the Company and the Purchaser (the "Amended Merger Agreement"), which provides for the making of the Revised Offer by the Purchaser, subject to the conditions and upon the terms of the Amended Merger Agreement, and for the subsequent merger of the Purchaser with and into the Company (the "Merger"). The Amended Merger Agreement amends and restates the Plan and Agreement of Merger dated as of December 24, 1999 (the "Original Merger Agreement"). In the Merger, each Share outstanding at the Effective Time (as defined in the Amended Merger Agreement) (other than Shares held by Three Cities Funds, the Purchaser, or Shares held by stockholders validly exercising appraisal rights pursuant to the General Corporation Law of the State of Delaware (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, $6.50 per Share in cash (the "Merger Consideration"). The principal changes from the Original Merger Agreement to the Amended Merger Agreement are summarized in Item 4(b)(1) below, and the Amended Merger Agreement is filed as Exhibit (c)(3) hereto and is incorporated herein by reference.

         The Schedule 14D-1 states that the principal executive offices of the Purchaser and Three Cities are located at 650 Madison Avenue, New York, New York 10022.

ITEM 3.  IDENTITY AND BACKGROUND

         The second paragraph under "Stock Options" in Item 3(b)(i) is hereby amended and restated in its entirety as follows:

         The transactions contemplated by the Amended Merger Agreement will constitute a "change in control" for purposes of the Company's existing stock option plans and stock option grants. As a result, all outstanding options will become vested and exercisable upon the occurrence of a "change in control" (as respectively defined in such plans and grants). Mr. Daniel F. Clark was granted 50,000 options in June 1998 with an exercise price of $5.125, and Messrs. Bernie Bartoszek, Ed Gravell, David Roesler, and Joseph Strange were granted
(i) 5,000, (ii) 10,000, (iii) 10,000, and (iv) 5,000 options, respectively, in
November 1998 with an exercise price of $5.125, and are the only executive officers having options with an exercise price that is less than $6.50. No director of the Company has options with an exercise price of less than $6.50.


         The paragraph under "Indemnification" in Item 3(b)(i) is hereby amended and restated in its entirety as follows:

         Indemnification. Under the terms of the Amended Merger Agreement, the Company (as the surviving corporation in the Merger) will honor, and will not amend or modify for a period of not less than six years after the date of the Amended Merger Agreement, any and all obligations of the Company and its subsidiaries to indemnify present and former directors, officers or employees of the Company or its subsidiaries with respect to matters which occur on or prior to the date of the

Merger, whether provided in the certificate of incorporation or by-laws of the Company or any of its subsidiaries, in certain of the Company's employment agreements listed on an exhibit to the Amended Merger Agreement or under the DGCL. The Company will maintain in effect for not less than six years after the date of the Merger with respect to occurrences or omissions prior to the date of the Merger the Company's policies of directors and officers' liability insurance (which need not insure the Company against risk other than the Company's obligation to insure officers and directors) with coverage limits comparable to those of the policies in effect at the date of the Amended Merger Agreement (the "Current Policies") to the extent that insurance can be purchased for premiums totaling not more than $100,000 plus any premiums paid for the Current Policies which are refunded because the Current Policies are terminated before their expiration dates (if that occurs), or to the extent that coverage cannot be purchased for that amount, reduce the coverage or increase the deductible amount in order to obtain the maximum coverage which can be purchased for that amount.

         Item 3(b)(ii) is hereby amended and restated in its entirety as follows:

         (ii) Terms of the Amended Merger Agreement. The summary of the Amended Merger Agreement contained in the "Introduction" and in Sections 2, 7, 11 and 16 of the Offer to Purchase, dated January 4, 1999, as supplemented by the those terms summarized in Item 4(b)(1) below, is incorporated herein by reference. Such summary should be read in its entirety for a description of the terms and provisions of the Amended Merger Agreement, and the Amended Merger Agreement is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a) RECOMMENDATIONS OF THE BOARD OF DIRECTORS

         Item 4(a) is hereby amended and supplemented by addition of the following:

         At a meeting held on February 4, 1999, the Company's Board of Directors (the "Board") unanimously (i) approved the Revised Offer and the terms of the Amended Merger Agreement, (ii) determined that the terms of the Revised Offer and the Merger are fair to, and in the best interests of, holders of Shares and
(iii) recommended that holders of Shares accept the Revised Offer and tender their Shares pursuant to the Revised Offer. Messrs. Uhrig and Wright did not participate in such meeting since they are affiliated with the Purchaser. Accordingly, the Board (excluding Messrs. Uhrig and Wright) unanimously recommend that the stockholders of the Company tender their Shares pursuant to the Revised Offer. A copy of the Company's letter to the stockholders of the Company communicating the Board's recommendation is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

         (b)(1) BACKGROUND

         Item 4(b)(1) is hereby amended and supplemented by addition of the following:

         On January 25, 1999 , the Company received a letter from Managed Health Care Associates, Inc. ("MHA") in which MHA expressed interest in making a proposal to acquire all of the Common Shares at a price of $8.00 per Share contingent on MHA's being satisfied with the results of a due diligence investigation of the Company, which MHA stated it could complete in 8 days. Additionally, MHA informed the Company that it had commenced litigation against the Company in the Delaware Chancery Court. (See Item 8(e) of this Amendment No.
2). In MHA's complaint filed in connection with such litigation, MHA alleged, among other things, that on December 22, 1998, Mr. Ritterbush, a director of the Company, met with several directors of MHA and that MHA informed Mr. Ritterbush that it was prepared to pay $8.00 per Share in cash for each outstanding Share. Mr. Ritterbush did meet with MHA on December 22, 1998 but strongly disagrees with MHA's characterization of its interest.

         On January 26, 1999, counsel for the Company received a letter from counsel for MHA which stated, among other things, that (i) MHA's proposal was to purchase the Company for $8.00 per Share, net to the seller in cash, (ii) MHA was seeking to obtain the financing necessary to complete the transaction,
(iii) MHA intended to perform a due diligence investigation of the Company and
(iv) MHA expected the Company to pay any termination fees due to the Purchaser upon termination of the Original Merger Agreement. The letter also stated that MHA would withdraw, without prejudice, its previously commenced litigation once the Company confirmed to MHA that the Company would not commence litigation in connection with MHA's proposal. A copy of this letter has been filed as Exhibit
(a)(11) hereto and is incorporated by reference herein.

         As required under the Original Merger Agreement, the Company informed the Purchaser of its discussions with MHA and continued to do so throughout such discussions.

         The Board met by teleconference on January 26, 1999, with the Company's financial and legal advisors participating. Messrs. Uhrig and Wright did not participate in such meeting. At such meeting, the Board created a Special Committee, consisting of Messrs. Reitnouer, Barber, Meyer, and Simpson (the "Special Committee"), to assist the Board in considering the MHA proposal. After discussion, the Board decided to permit representatives of MHA to begin a due diligence investigation of the Company on January 27, 1999.

         On January 29, 1999, the Company received from MHA a letter signed by representatives of Banque Nationale de Paris ("BNP") and MHA in which BNP stated that, assuming satisfactory completion by MHA and BNP of a due diligence investigation with respect to the assets and businesses of the Company, including satisfaction as to the status of the Stockholder Suits and the operating performance of the Company's MasterPlan division, BNP was highly confident that it would be able to arrange a syndicate of lenders for the proposed financing necessary to complete an acquisition of the Company by MHA at a price of $8.00 per Share. A copy of this letter has been filed as Exhibit
(a)(12) hereto and is incorporated by reference herein.

         Under the Original Merger Agreement, the Company had the right to consider an acquisition proposal which met the definition of a Superior Proposal if it was submitted within 20 business days after the Purchaser filed its
Schedule 14D-1. February 2, 1999 was the last day of that 20 business day period. On February 2, 1999, after MHA had completed its initial due diligence, counsel for the Company received a letter from counsel for MHA stating that MHA wished to consummate a transaction in which it would be willing to pay $7.00 per Share in cash for all outstanding Common Shares, contingent on MHA's being satisfied with the results of its further due diligence and negotiating a satisfactory merger agreement, and conditioned upon the Company's not disclosing MHA's identity or the identities of its stockholders in the Company's public filings (the "MHA Proposal"). A copy of this letter has been filed as Exhibit
(a)(13) hereto and is incorporated by reference herein. The letter from counsel for MHA was accompanied by a new letter from BNP which was revised later in the day by BNP. The revised letter stated that BNP was highly confident that BNP could arrange a syndicate of lenders to finance a transaction at a price of $7 per Share (stating the proposed financing needs to be $46 million plus closing costs), conditioned on, among other things, BNP's and MHA's "completing due diligence of the assets and business of COHR" with results satisfactory to MHA and BNP, "including satisfaction as to the status of pending litigation and the operating performance of MasterPlan" and subject to final agreement by MHA, MHA stockholders, and BNP on the final terms, conditions and pricing of the syndicated loan. A copy of this letter has been filed as Exhibit (a)(14) hereto and is incorporated by reference herein.

         The Special Committee met once and the Board met twice by teleconference on February 2, 1999 to discuss the letters from MHA and BNP, with the Company's financial and legal advisors participating at such meetings. Messrs. Uhrig and Wright left the first Board meeting after an informational report on the status of the MHA discussions and did not participate in the second Board meeting. After its first meeting, the Board instructed the Company's financial and legal advisors to attempt to obtain further clarification of the MHA Proposal.

         On February 2, 1999, counsel for the Purchaser sent a letter to counsel for the Company expressing its view that the letters from counsel for MHA and from BNP did not constitute a Superior Proposal, as defined in the Original Merger Agreement. The letter from counsel for the Purchaser asserted, among other things, that (1) the letters from counsel to MHA and BNP did not constitute a proposal but at most constituted a statement that at some time in the reasonably near future MHA might be in a position to make a proposal and (2) the letters made it clear that MHA did not have the financial resources necessary to carry out the transaction described in the letter. Therefore, the Purchaser asserted (i) the letters from counsel for MHA and from BNP did not satisfy the requirement in the Original Merger Agreement that a Superior Proposal be received within 20 business days after the Purchaser's Schedule 14D-1 was filed with the SEC (which period ended on February 2, 1999), (ii) MHA could not meet a requirement that to be a "Superior Proposal," a proposal had to be from a proposed acquirer which the Board determines in good faith has the financial resources necessary to carry out the transaction, and (iii) the highly contingent nature of the confidence expressed in the letter from BNP, combined with the fact that MHA was seeking 100% financing, made it difficult to view what was described in the letter from MHA's counsel as "not subject to a financing contingency" (another requirement for a proposal to constitute a Superior Proposal). A copy of this letter has been filed as Exhibit (a)(15) hereto and is incorporated by reference herein.

         At the Board's second meeting on February 2, 1999, the Board, after consultation with the Company's financial and legal advisors (who, among other things, reported on their further discussions with MHA), deemed itself to be in receipt of a Superior Proposal (as defined in the Original Merger Agreement). The Board considered, among other things, that it had been told that Advent International Corporation, a stockholder of MHA, and other MHA stockholders had agreed to guarantee up to $30 million of MHA's borrowings. On the next day, the Company received a letter in which Advent and the other MHA stockholders confirmed that they had committed up to $30 million in the form of cash or guarantees to BNP and further stated that the commitment "is subject to all the limitations contained in the letter dated February 2, 1998 [sic] and BNP's highly confident letter attached thereto, which limitations are incorporated herein by reference." A copy of this letter has been filed as Exhibit (a)(16) hereto and is incorporated by reference herein.).

         Later on February 2, 1999, counsel for the Company informed counsel for the Purchaser of the Board's determination. Counsel for the Company stated that
(i) the Board did not agree with the Purchaser's interpretation of the Original Merger Agreement, (ii) the Board deemed itself to be in receipt of a Superior Proposal (as defined in the Original Merger Agreement), (iii) the Board had 10 business days to consider and accept, if it resolved to do so, such proposal, and (iv) if the Board resolved to accept such proposal, the Purchaser would have 10 business days from notice thereof to match the price per Share offered in such proposal.

         On February 3, 1999, the Purchaser sent a letter to Lynn Reitnouer, the Chairman of the Board, in which the Purchaser (i) reiterated its belief that the February 2, 1999 letter from counsel for MHA, as supplemented, did not meet the minimum requirements for receipt of a Superior Proposal, but (ii) proposed to modify the Original Merger Agreement so (a) the Purchaser would pay $5.50 per Share for Shares which are purchased through the Offer, (b) the expiration date of the Offer would be not less than 10 business days and not more than 20 business days after the revised terms of the Offer are announced, (c) the Purchaser would pay, promptly after the Offer expires, $5.50 for each Share properly tendered and not withdrawn, (d) as promptly as practicable after the expiration of the Offer, the Purchaser would cause the Merger to take place and the Company's stockholders to receive $5.50 per Share as a result of the Merger,
(e) if the Stockholder Suits were settled by August 2, 1999 on a basis which would not require the Company to pay more than $1 million, net of any insurance proceeds, the Purchaser would pay an additional $1.50 per Share to the persons whose Shares were purchased through the Offer or who were stockholders at the time of the Merger (increasing the total payment to $7.00 per Share), and (f) provisions relating to offers by persons other than the Purchaser would be deleted from the Original Merger Agreement. The letter said that proposal would remain available until 7:00 P.M., New York City time, on February 3, 1999. A copy of this letter has been filed as Exhibit (a)(17) hereto and is incorporated by reference herein.

         The Board met on February 3, 1999 to consider the new proposal from the Purchaser, with the Company's financial and legal advisors participating. Messrs. Uhrig and Wright did not participate in the meeting. Following the meeting, at the request of the Board, the Company's financial and legal advisors informed the Purchaser that the members of the Board participating had unanimously rejected the Purchaser's new proposal. They said that the Board would continue to pursue the MHA transaction, but would consider a further offer from the Purchaser if the Purchaser offered $7.00 per Share, without contingencies. After that proposal was rejected by the Purchaser, such advisors indicated that the Board had authorized them to state that the Board might be willing to consider an offer of $6.50 per Share which is payable quickly and not subject to contingencies (including the outcome of efforts to settle the Stockholder Suits).

         On February 3, 1999, the Purchaser announced that the Expiration Time would be extended to 12:00 Midnight, New York City time, on February 16, 1999.

         On February 3, 1999, the Company received a draft merger agreement from MHA.

         On February 4, 1999, Mr. Uhrig, on behalf of the Purchaser, met with Mr. Reitnouer in Los Angeles and said the Purchaser would be willing to offer $6.50 per Share, payable without regard to whether or on what basis the Stockholder Suits might be settled, and set forth the terms of the Revised Offer. This offer expired at the end of the day on February 4, 1999, and was conditioned on the Company not disclosing it to MHA until the next day.

        Later on February 4, 1999, the Board met to consider the new proposal from the Purchaser, with the Company's financial and legal advisors participating. Messrs. Uhrig and Wright did not participate in the meeting. The Board (i) approved the Revised Offer proposed by the Purchaser, the Merger, and the terms of the Amended Merger Agreement, (ii) determined that the terms of the Revised Offer and the Merger are fair to and in the best interests of the Company's stockholders (other than the Purchaser and its affiliates), and (iii) recommended that the Company's stockholders accept the Revised Offer and tender their Shares in response to it. At that meeting, Lehman Brothers discussed with the Board the Revised Offer and various factors that should be considered in connection with such offer, including the alternative of negotiating further with MHA.

         Later at the February 4, 1999 Board meeting, at the request of the Board, Lehman Brothers orally presented its opinion to the Board that the consideration of $6.50 per Share was fair from a financial point of view to the Company's stockholders (other than the Purchaser and its affiliates) and later delivered its written opinion confirming such oral opinion. The Board also approved amending the Original Merger Agreement to incorporate the terms of the Revised Offer and Merger.

         Prior to the opening of trading on February 5, 1999, the Company announced the amended terms of the Revised Offer and the extension of the Expiration Time of the Revised Offer to midnight, New York City time, on February 24, 1999.

         On February 5, 1999 the Company and the Purchaser entered into the Amended Merger Agreement.

         The Amended Merger Agreement differs from the Original Merger Agreement principally in that:

         - the cash price of the Revised Offer is $6.50 per Share, without regard to the outcome of efforts to settle the Stockholder Suits (i.e., with no change in what is being paid based upon whether the Stockholder Suits are settled);

         - the Expiration time of the Revised Offer (midnight, New York City time, on February 24, 1999) may not be extended beyond March 8, 1999 without the Company's consent;

         - the Merger is no longer conditioned on the Purchaser and its stockholders owning at least 85% of the outstanding Shares after the Purchaser acquires the Shares which are tendered in response to the Revised Offer;

         - because the price being paid in the Revised Offer will be $6.50 per Share without regard to the outcome of the efforts to settle the Stockholder Suits, the Merger Consideration will be $6.50 per share without regard to the outcome of the efforts to settle the Stockholder Suits; and

         - the provisions which permitted the Company to entertain unsolicited acquisition proposals and terminate the Original Merger Agreement because of a Superior Proposal were deleted (the last day for the Company to receive an acquisition proposal which could have been a basis for it to terminate the Original Merger Agreement was February 2, 1999).

         (2) REASONS FOR THE RECOMMENDATIONS

         Item 4(b)(2) is hereby amended and supplemented by addition of the following:

         In addition to the factors the Board considered in making determinations and recommendations with respect to the initial Offer of the Purchaser pursuant to the Original Merger Agreement, the Board considered numerous other factors in making determinations and recommendations with respect to the Revised Offer, including, without limitation, the following:

                  (i) The cash price of $6.50 per Share in the Revised Offer, without regard to the outcome of the efforts to settle the Stockholder Suits, is significantly greater than the Purchaser's price of $5.375 in the initial Offer and significantly more certain than the contingent price of $6.375 in the initial Offer. Such price is also more certain than the $7.00 per Share price contained in the MHA Proposal. Additionally, the difference between the $7.00 per Share contained in the MHA Proposal and the $6.50 per Share contained in the Revised Offer decreases if such amounts are risk adjusted to their respective present values because the Revised Offer has fewer contingencies and can be consummated more quickly.

                  (ii) The high likelihood that the Revised Offer and Merger would be consummated, including the ability of the Three Cities Funds to finance the Revised Offer and the Merger, the absence of a financing condition, and the absence of a condition that there be no material adverse change in the Company after December 24, 1998.

                  (iii) Although the Board received a bid from MHA for $7.00 per Share and deemed it a receipt of a Superior Proposal (as defined in the Original Merger Agreement), there was no certainty that the MHA Proposal would be consummated. The MHA Proposal was subject to MHA and its stockholders being satisfied with the results of their additional due diligence, and BNP being satisfied with its due diligence, including with respect to the pending litigation and the operating performance of the Company's MasterPlan division, and the execution of a satisfactory merger agreement. Additionally, MHA's initial draft of its merger agreement with the Company contained significantly more representations and warranties by the Company than the Original Merger Agreement, and MHA discussed the possibility of adding a material adverse change condition and a cash or cash equivalent condition to consummating the MHA Proposal. This, together with the Company's further discussions with MHA, indicated to the Company that negotiating definitive agreements with MHA providing for $7.00 per Share would likely be more difficult than it originally anticipated, as compared to the relative certainty of completing a transaction with the Purchaser at $6.50 per Share more quickly.

                  (iv) The risks to the Company, if it continued to pursue the MHA Proposal, of not completing a transaction with MHA, including (a) the adverse effect a failed transaction would have on the Company's customer and vendor relationships and employee morale and (b) the potential competitive harm to the Company in light of the confidential and proprietary information provided or to be provided to MHA, a competitor of the Company.

                  (v) The harm to the Company's financial position if the Original Merger Agreement was terminated and the MHA Proposal was not consummated since the Company would have had to pay to the Purchaser a termination fee of $1.7 million and certain other costs and expenses.

                  (vi) The low probability that the MHA Proposal would be improved with a higher price per Share or with a reduction in contingencies. The Board specifically considered that MHA reduced the price at which it expressed interest from $8.00 per Share to $7.00 per Share after its initial due diligence. In addition, the Original Merger Agreement effectively required MHA to make its best bid by February 2, 1999 since such bid could be matched by the Purchaser under the Original Merger Agreement, and the Board therefore believed that if MHA were willing to make a bid higher than $7.00 per Share, it would have done so by February 2, 1999.

                  (vii) The fact that the Purchaser's revised proposal to the Company setting forth the Revised Offer expired on February 4, 1999, the same day it was first offered to the Company, and the condition that such offer not be disclosed to MHA until the next day.

                  (viii) The oral opinion of Lehman Brothers delivered on February 4, 1999 (which opinion was subsequently confirmed in writing on the same day), to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $6.50 per Share cash consideration to be offered to holders of Shares (other than the Purchasers and its affiliates) in the Revised Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Lehman Brothers' written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers, is attached hereto as Annex A and is incorporated herein by reference. Lehman Brothers' opinion is directed only to the fairness, from a financial point of view, of the $6.50 per Share consideration to be offered in the Revised Offer and the Merger by holders of Shares (other than the Purchaser and its affiliates) and is not intended to constitute, and does not constitute a recommendation as to whether any stockholders should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety.

         In considering the Revised Offer, the Board did not assign relative weights to the above factors or any of the other factors considered by the Board or determine that any factor was more significant than another. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Item 5 is hereby amended and supplemented by addition of the following:

         As part of its role as exclusive financial advisor, Lehman Brothers has delivered to the Board an opinion that the consideration of $6.50 per Share to be offered in the Revised Offer and Merger was, as of February 4, 1999, fair to the Company's stockholders (other than the Purchaser and its affiliates).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is hereby amended and supplemented by addition of the following:

         (d) ANTITRUST COMPLIANCE. Pursuant to the requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Company filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division of the Department of Justice and the Federal Trade Commission ("FTC") on January 15, 1999. On January 26, 1999, the FTC informed counsel for the Company that the FTC had granted early termination of the waiting period under the HSR Act for the purchase of the Shares by the Purchaser pursuant to the Offer and the Merger.

         (e) CERTAIN LITIGATION. On January 25, 1999, MHA filed a complaint in the matter of Managed Healthcare Associates, Inc., a New Jersey corporation, v. COHR Inc., a Delaware corporation in Delaware Chancery Court. Among other things, MHA sought declaratory and injunctive relief requiring the Company to permit MHA to make its proposal despite standstill provisions of an existing confidentiality agreement between MHA and the Company and enjoining the Company from consummating the transaction contemplated by the Original Merger Agreement.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

        EXHIBIT
        NUMBER                              DESCRIPTION
        ------                              -----------
        +(a)(8)       Supplement,  dated  February  5, 1999,  to Offer to  Purchase  dated
                      January 4, 1999.
        +(a)(9)       Letter of Transmittal (amended).
        *(a)(10)      Text of letter to stockholders of the Company dated January 8, 1999.
        (a)(11)       Text of letter  from  counsel  for MHA to  counsel  for the  Company dated January 26, 1999.
        (a)(12)       Text of letter from BNP to MHA dated January 27, 1999.
        (a)(13)       Text of letter  from  counsel  for MHA to  counsel  for the  Company dated February 2, 1999.
        (a)(14)       Text of letter from BNP to MHA dated February 2, 1999.
        +(a)(15)      Text of letter  from  counsel for the  Purchaser  to counsel for the
                      Company dated February 2, 1999.
        (a)(16)       Text of letter from MHA  stockholders  to the Company dated February
                      3, 1999.
        +(a)(17)      Text of letter from the Purchaser to the Company dated February 3,
                      1999.
        *(a)(18)      Opinion of Lehman Brothers Inc. dated February 4, 1999.
         (c)(3)       Amended  and  Restated  Plan and  Agreement  of Merger,  dated as of
                      February 4, 1999.

----------

*        Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to the Purchaser's Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 filed on February 5, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        COHR Inc.



                                        By:/s/ RAYMOND E. LIST
                                           -------------------------------------
                                           Raymond E. List
                                           Chief Executive Officer


Dated as of February 8, 1999